EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Harvard Bioscience, Inc. and subsidiaries:

We consent to the incorporation by reference in Registration Statements Numbers 333-53848, 333-104544, 333-135418 and 333-151003 on Form S-8 of Harvard Bioscience, Inc. and subsidiaries of our report dated March 11, 2009, with respect to the consolidated balance sheets of Harvard Bioscience, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 11, 2009 with respect to the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Harvard Bioscience, Inc.

/s/ KPMG LLP

Boston, Massachusetts

March 11, 2009